Exhibit 99.1

SDLP - Seadrill Partners LLC Third Quarter 2013 Cash Distribution

London, United Kingdom, October 25, 2013 - Seadrill Partners LLC (NYSE: SDLP) ("Seadrill Partners" or the "Company") announced today that its board of directors has declared a quarterly cash distribution with respect to the quarter ended September 30, 2013 of $0.4275 per unit. This represents an increase of 2.4% from the second quarter of 2013.

As already announced in connection with the acquisition of the tender rig T-16, the Company's management has recommended to the Board that the quarterly distribution rate be increased by between US$0.025 and US$0.03 per quarter, an approximate 7% increase, effective for the distribution in respect of the quarter ending December 31, 2013. The Board has however decided to approve an earlier commencement of part of this increase with the balance of the increase to be considered for the fourth quarter of 2013.

This cash distribution will be paid on November 14, 2013 to all unitholders of record as of the close of business on November 7, 2013.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company's ability to complete the acquisition of the T-16 and projected increases in cash distributions are considered forward looking statements. These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forwardlooking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward looking statements include, but are not limited to the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward looking statement can be guaranteed. When considering these forward looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Annual Report on Form 20-F (File No. 001-35704).

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.